Exhibit 99.1

MATERIAL FACT

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.3.0001633-1

São Paulo, April 15, 2020 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), in compliance with the provisions of CVM Instruction No. 358, as of January 03, 2002, as amended, and in line with Provisional Measure No. 931, as of March 30, 2020 (“PM 931”), which established, among other provisions, new deadlines for holding the 2020 annual meetings, hereby informs its shareholders and the market in general that, due to the current public health scenario resulting from the COVID-19 pandemic, the Company has exceptionally decided to postpone its Annual and Extraordinary General Meetings (“AEGM”) firstly convened to be cumulatively held on April 24, 2020, at 9:30 am, and to set May 22, 2020 as the new date for the AEGM, also at 9:30 am.

The postponement decision hereby announced is in line with the preventive measures that the Company has been taking to mitigate any impacts resulting from the COVID-19 pandemic and aims to ensure the health and integrity of our shareholders, our teams, their families and of the whole society as it seeks to avoid the concentration and interstate and intercity traffic of people, typical characteristics of an event like AEGM and which are not recommended at this time.

The Management of the Company informs that, in the due course, all documents referring to the reconvening oh the AEGM for the purpose of adjusting its the new date will be disclosed in accordance with the applicable legislation together with the relevant instructions for the participation of the shareholders and also that other appropriate measures will be adopted.

In view of the postponement informed herein, the Company clarifies that, pursuant to article 21-L, item I, of CVM Instruction No. 481, as of December 17, 2009, as amended (“CVMI 481”), the shareholders of the Company may nominate candidates to the Board of Directors and the Fiscal Council up to twenty-two five (25) days before the new date of the AEGM.

Notwithstanding the above, considering the postponement will not exceed in 30 days the date for which the AEGM has been firstly called, any voting instructions that have already been sent by means of Distance Voting Ballot in attention and under the terms of the first call for the AEGM shall remain valid and in full force, being the corresponding votes considered valid and normally counted in accordance with article 21-X, item I, of CVMI 481. It is noted, however, that, due to the postponement of the AEGM date, shareholders who have not yet sent, but want to send their voting instructions for the AEGM by means of Distance Voting Ballot, or shareholders who have already sent, but wish to send new Distance Voting Ballots to replace the previous ones, shall do so until May 15, 2020 (inclusive), which corresponds to seven (7) days before the new AEGM date, in attention to the provisions of article 21-B of CVMI 481. In case of replacement of voting instructions previously sent, it is recommended that the shareholder sends the new Distance Voting Ballots to the same service provider it used before, thus avoiding that its voting instruction is deemed to be conflicting.

The Management of Company also clarifies that, under the terms of article 1, paragraph 2, of MP 931 and article 150, paragraph 4, of Law 6,404, of December 15, 1976, as amended, the terms of office of the members of the Board of Directors and of the Fiscal Council of the Company are extended until the AEGM is held, so that the current members of the Board of Directors and of the Fiscal Council will remain in their positions and exercise their respective functions until the new date of the AEGM.

Finally, considering that a public hearing of the CVM is in progress to regulate entirely digital meetings under the terms of the Public Hearing Notice SDM No. 3/20, of April 6, 2020, the Company reserves the right to change the manner of realization of the AEGM and to convert it into a entirely digital meeting in accordance with supervening regulation that may be adopted on the subject, in which case the Company will inform this decision in due time to its shareholders and the market in general under the terms of the applicable legislation.

Suzano reiterates that it embraces its responsibility to continue supplying Brazil and the world with pulp, paper and sanitary papers, essential raw materials or critical items for the hospitals, pharmaceuticals, food, personal care, among others sectors, because Suzano believes that it is only good for the Company if it is good for the world.

The Management of the Company, through its Investors Relation area, remains available to the shareholders and the market for any additional clarifications through the phone number +55 (11) 3503-9330 and the e-mail ri@suzano.com.br.

São Paulo, April 15, 2020.

Marcelo Feriozzi Bacci

Chief Financial and Investors Relation Officer